SEC Mail Processing

FEB 28 2022

Washington, DC

22003963

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-46065

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Access Financial Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

118 North Clinton Street, Suite 450
(No. and Street)

Chicago (City) Illinois (State) 60661 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nancy Gorchoff (Name) (312) 655-8211 (Area Code – Telephone Number) ng@afinancial.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sassetti LLC
(Name – if individual, state last, first, and middle name)

2107 Swift Drive, Suite 210 (Address) Oak Brook (City) Illinois (State) 60523 (Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Nancy Gorchoff, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Access Financial Group, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Official Seal
Victor John Chigas
Notary Public State of Illinois
My Commission Expires 12/29/2025

Notary Public

Signature:

Title:
Chief Financial Office

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Access Financial Group, Inc.

Financial Statements

December 31, 2021

Sassetti

CERTIFIED PUBLIC ACCOUNTANTS

ACCESS FINANCIAL GROUP, INC.

TABLE OF CONTENTS

Sassetti
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Access Financial Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Access Financial Group, Inc. as of December 31, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Access Financial Group, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Access Financial Group, Inc.'s management. Our responsibility is to express an opinion on Access Financial Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Access Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Access Financial Group, Inc.'s financial statements. The supplemental information is the responsibility of Access Financial Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sassetti LLC

We have served as Access Financial Group, Inc.'s auditor since 2016.

Oak Brook, Illinois
February 25, 2022

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS		
Cash and cash equivalents	$	2,030,941
Receivable from broker-dealer		10,828
TPA record keeping and administrative fees receivable		500,788
Securities owned, at fair value		1,906,466
Property and equipment, net of accumulated depreciation of **$146,601**		41,951
Operating lease - right-of-use		838,788
Other assets		138,630
TOTAL ASSETS	**$**	**5,468,392**
LIABILITIES		
Accounts payable and accrued expenses	$	431,191
Operating lease liability		843,596
Deferred income tax liability		257,000
TOTAL LIABILITIES	$	1,531,787
STOCKHOLDERS' EQUITY		
Common stock - $.01 par value; 4,000,000 shares authorized; and 1,231,962 issued and outstanding	$	12,320
Additional paid in capital		1,114,551
Retained earnings		2,809,734
TOTAL STOCKHOLDERS' EQUITY	$	3,936,605
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$**	**5,468,392**

See accompanying notes to financial statements.

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF INCOME
For the year ended December 31, 2021

REVENUES		
Commissions and fees	$	1,741,742
TPA record keeping and administrative fees		2,405,763
Unrealized gains on marketable securities		417,212
Interest and dividend income		35,218
Miscellaneous income		1,215
TOTAL REVENUES		4,601,150
OPERATING EXPENSES		
Commissions, clearing and exchange fees		900,625
Compensation and related expenses		2,101,564
Communications and data processing		384,854
Occupancy		225,940
Other operating expenses		489,305
TOTAL OPERATING EXPENSES		4,102,288
OPERATING INCOME BEFORE TAXES		498,862
OTHER INCOME		
Payroll Protection Program loan forgiveness		290,382
TOTAL OTHER INCOME		290,382
INCOME BEFORE INCOME TAXES		789,244
INCOME TAX EXPENSE		137,300
NET INCOME		651,944

See accompanying notes to financial statements.

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the year ended December 31, 2021

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Totals
Balance - December 31, 2020	1,231,962	$ 12,320	$ 1,114,551	$ 2,157,790	$ 3,284,661
Net Income	-	-	-	651,944	651,944
Balance - December 31, 2021	1,231,962	$ 12,320	$ 1,114,551	$ 2,809,734	$ 3,936,605

See accompanying notes to financial statements.

ACCESS FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	651,944
Adjustments to reconcile net income to net cash provided by operating activities:		
Payroll Protection Program loan forgiveness		(290,382)
Depreciation		14,915
Unrealized gains on marketable securities		(417,212)
Deferred income taxes		123,900
Noncash lease expense		169,366
(Increase) decrease in assets:		
Receivable from broker - dealer		10,598
TPA record keeping and administrative fees receivable		(33,311)
Other assets		(77,750)
Increase in liabilities:		
Operating lease liability		(164,559)
Accounts payable and accrued expenses		97,329
NET CASH PROVIDED BY OPERATING ACTIVITIES		84,838
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(38,617)
NET CASH USED IN INVESTING ACTIVITIES		(38,617)
NET INCREASE IN CASH AND CASH EQUIVALENTS		46,221
Cash and cash equivalents beginning of year		1,984,720
Cash and cash equivalents at end of year	$	2,030,941
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest Paid	$	-
Income taxes paid	$	114,631
NONCASH OPERATING ACTIVITIES		
Initial right of use operating lease and liability	$	978,343

See accompanying notes to financial statements.

ACCESS FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE A - Organization and Nature of Business

Access Financial Group, Inc. (the Company) was incorporated in the State of Delaware on December 18, 1992. The Company is a registered securities broker-dealer and registered investment advisor regulated by the Securities and Exchange Commission and Financial Investors Regulatory Authority, and clears its trades through a clearing broker on a fully disclosed basis. The Company provides recordkeeping, investment services and investment advice, primarily to funeral directors and cemetery associations throughout the United States.

NOTE B - Summary of Significant Accounting Policies

- *Basis of accounting*

The Company uses the accrual method of accounting. Customer transactions are cleared on a fully disclosed basis through another broker-dealer. Commissions and related clearing expenses are recorded on a trade date basis as transactions occur.

- *Cash and cash equivalents*

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Furthermore, the Company maintains its cash in accounts at various financial institutions. The balances, at times, may exceed federally insured amounts. Management periodically reviews the financial stability of these institutions.

- *Management fee receivable, administrative fees receivable and allowance for doubtful accounts*

Management and administrative fees are recognized as income ratably during the year. Management fees and administrative fees are billed substantially in arrears of each calendar quarter. The Company determined there were no accounts deemed uncollectible, and as a result had no allowance for doubtful accounts recorded at December 31, 2021.

- *Property and equipment*

Property and equipment are carried at cost and depreciated by the straight-line method over the estimated useful lives of the assets.

As of January 1, 2021, the Company adopted ASU 2016-02, Leases (Topic 842). Under the guidance lessees are required to recognize lease assets and lease liabilities on its balance sheet for all leases with terms longer than 12 months. Lease arrangements are determined at the inception of the contract, and are classified as either operating or financing. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the statement of financial condition. The Company does not have any finance leases. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the least term at the commencement date. As most leases do not provide an implicit rate, the Company utilized a risk-free rate available at time of commencement in determining the present value of future payments. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

NOTE B - Summary of Significant Accounting Policies, continued

- *Income taxes*

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes), unrealized gains, and accrued compensation. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

- Revenue Recognition

Revenue is recognized in accordance with ASU 2014-09, Revenue (Topic 606): Revenue from Contracts with Customers. The Company's revenue streams are as follows:

Commission Revenue and Clearing Fees - The Company buys and sells securities on behalf of its clients, which generates commissions and clearing fees for the transactions. The Company believes that the performance obligation is satisfied and revenue recognized on the trade date, as the pricing is agreed upon with the identification of the underlying financial instrument or purchaser. Once the transaction has been agreed upon, the risk and rewards of ownership transfer to or from the customer.

Interment Trust Services (ITS) Recordkeeping Services Revenue – The Company earns recordkeeping fees from its trusts and death services clients. The Company believes the performance obligation and revenue recognized for providing these services is satisfied over time, with the customer receiving and consuming the services as they are provided by the Company and billed in arrears monthly or quarterly. Fees are calculated based on agreed upon rates detailed in agreements with the customers and the estimated net asset value of funds within the trust of each client.

ITS Advisory Services Revenue – In addition to recordkeeping services, death services clients utilize the Company for advisory services, in which they manage the trusts of those customers. These fees are also calculated based on agreed upon rates established in agreements, and based on the estimated net asset value of funds within the trust of each client. The Company believes the performance obligation for providing these services is satisfied over time, and revenue recognized as the customer receives and consumes the services as they are provided by the Company and billed in arrears monthly.

ITS Tax Fee Revenue – The Company earns fees for tax preparation services for customers that utilize ITS recordkeeping services exclusive of its advisory services. The performance obligation is satisfied with the performance of the tax services, and revenue is recognized at a point in time.

NOTE B - Summary of Significant Accounting Policies, continued

Investment Advisory Services Revenue – The Company provides advisory services and earns revenue monthly based on agreed upon rates stated within contracts with individual customers. Rates are a percentage of assets managed on behalf of the customer. The Company believes that the performance obligation is satisfied and revenue recognized over time, as the assets of the customers are managed and billed in arrears monthly.

Trailer Revenue – Incentive payments are earned from several financial institutions that work directly with the Company. The fund managers at these financial institutions pay variable amounts to the Company for allowing their institution to hold the assets of the Company's customers. The Company believes the performance obligation is satisfied at a point in time, as the financial institutions hold the assets of the Company's customers.

Controlled Asset Fee Revenue – The Company receives a commission on the interest earned on money market accounts held by a financial institution that is the custodian of funds the Company holds on behalf of its customers. The fee is earned and recognized at a point in time, as the assets are held at the financial institution.

Disaggregated revenue from contracts with customers for the year ended December 31, 2021 is summarized as follows:

ITS Recordkeeping Services Revenue	$ 2,305,644
ITS Advisory Services Revenue	774,338
ITS Tax Services Revenue	36,460
Commissions and Clearing Fees	385,371
Advisory Services Revenue	87,520
Trailer Revenue	434,364
Controlled Asset Revenue	60,148
Other Revenue	63,659
	$ 4,147,505

Revenue from contracts with customers are included in Commissions and Fees and TPA record keeping and administrative fees on the Statement of Income.

Contract balances at the beginning of the year totaled $488,903. Contract balances as of December 31, 2021 totaled $511,616 and are included in accounts receivable on the Statement of Financial Condition.

- Advertising Costs

The Company did not incur advertising expenses for the year ended December 31, 2021.

- Securities Transactions

Securities transactions on behalf of customers and the related income and expenses are recorded on trade date. Proprietary securities transactions are recorded on trade date, as if they

NOTE B - Summary of Significant Accounting Policies, continued

have settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities owned are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures.

- Fair Value of Financial Instruments

FASB ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels established by FASB ASC 820 are described as follows:

Level 1 - Valuation is based on quoted prices for identical assets or liabilities traded in active markets.

Level 2 - Valuation is based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 - Valuation is based on model-based techniques that use significant inputs and assumptions not observable in the market. These unobservable inputs and assumptions reflect the Fund's estimates of inputs and assumptions that market participants would use in pricing the assets and liabilities, and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The fair values of the Company's assets and liabilities, which qualify as financial instruments, approximate the carrying amounts presented in the Statement of Financial Condition.

- Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - Summary of Significant Accounting Policies, continued

- Subsequent Events

The Company has evaluated subsequent events through February 25, 2022, the date which the financial statements were issued, and has determined that there were no subsequent events to recognize or disclose in these financial statements.

NOTE C - Employee Benefit Plan

The Company's eligible employees participate in a Safe Harbor 401(k) plan. The Company made its mandatory Safe Harbor contribution; however, no additional discretionary contributions were made. The amount of the Safe Harbor contribution for the year ending December 31, 2021 was $42,434.

NOTE D - Securities Owned, at Fair Value

In accordance with the ASC 820, the following table represents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2021:

	Quoted Prices in Active Markets for Identical Assets (Level 1)
Equities and Financial Institution Preferred Equities	$ 1,906,466

There were no transfers between levels during the year ending December 31, 2021. The company may sell its securities in response to changes in interest rates, liquidity need, and for other purposes. Cost and fair value of marketable equity securities at December 31, 2021 are as follows:

Equities and Financial Institution Preferred Equities	
Cost	$ 969,857
Gross Unrealized Gains	936,609
Fair Value	$1,906,466

NOTE E - Commitments and Related Party Transactions

The Company leases office space under an operating lease agreement that was extended during 2021, set to expire May 31, 2027, and classified it as an operating lease. Monthly rent expense is recognized on a straight-line basis over the term of the lease. At December 31, 2021, the remaining lease term was 65 months. The operating lease is included on the statement of financial condition as the present value of the lease payments at a 3.25% discount rate. The lease is with a partnership in which the officers of the Company have an interest.

NOTE E - Commitments and Related Party Transactions, continued

Future minimum rentals, exclusive of additional payments for operating expenses and taxes, are as follows for the years ending December 31st:

	Undiscounted Rent Payments
2022	$165,747
2023	166,713
2024	169,113
2025	172,072
2026	175,084
2027	73,478
	922,207
Present value discount	(78,611)
Present value	$843,596

Rent expense is recognized on a straight-line basis, and was $169,366 for the year ending December 31, 2021. During the year ended December 31, 2021, minimum lease payments of $164,559 was paid to the affiliated partnership.

NOTE F - Property and Equipment

- *Property and Equipment*

Property and Equipment consist of the following as of December 31, 2021:

Furniture and Equipment	$ 15,427
Computer Equipment	173,125
	188,552
Less Accumulated Depreciation	(146,601)
	$ 41,951

Depreciation Expense for the year ending December 31, 2021 was $14,915.

NOTE G - Paycheck Protection Loan Program

On April 24, 2020, the Company entered into a loan agreement with a commercial bank for $290,382, pursuant to the Paycheck Protection Program (the "PPP") of the CARES Act, which was enacted March 27, 2020. The application for these funds required the Company in good faith to certify that the current economic uncertainty made the loan request necessary to support the ongoing operations of the Company.

NOTE G - Paycheck Protection Loan Program, continued

Under the terms of the PPP loan, the Company was eligible for full or partial loan forgiveness. The Company used the proceeds for purposes consistent with the PPP, and filed an application for loan forgiveness with the commercial bank and the Small Business Administration (SBA). During 2021, the Company received notice from the holder of the note and the SBA that the entire balance of the loan was forgiven.

NOTE H - Off Balance Sheet Credit and Market Risk

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary. Receivables from broker-dealers represent a concentration of credit risk and primarily relate to fees and commissions receivables on security transactions. The Company does not anticipate nonperformance by customers or broker-dealers with which it conducts business.

NOTE I - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company has a net capital of $2,420,436 (per regulatory requirements), which is $2,370,436 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital ratio was .53 to 1 at December 31, 2021.

NOTE J - Income Taxes

The Company's total deferred tax assets and deferred tax liabilities at December 31, 2021 are as follows:

Deferred tax assets:	
Accrued expenses	$ 20,000
Property and equipment	9,000
Total deferred tax assets	$ 29,000
Deferred tax liabilities:	
Unrealized gains	(286,000)
Net deferred tax liability	$(257,000)

NOTE J - Income Taxes, continued

The Company's provision for income taxes consists of the following:

Current Income Tax Expense	$ 13,400
Deferred Tax Expense	123,900
	$137,300

The provision for income taxes is based upon income or loss before tax for financial reporting purposes. Deferred tax assets or liabilities are recognized for the expected future tax consequences of temporary differences between tax basis of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company files income tax returns in the U.S. federal jurisdiction and Illinois and Wisconsin. The Company follows the accounting guidance for uncertainty in income taxes according to the FASB ASC 740, *Income Taxes*. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of December 31, 2021, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The company is no longer subject to U.S. federal and state income tax examinations by the authorities for years before 2018.

The provision for income taxes generally does not bear the customary relationship to pretax statutory income that would be expected applying ordinary corporate tax rates. Guidance as provided by the Internal Revenue Service states that income recognized as a result of forgiveness of the PPP loan is not taxable, which contributes to a lower effective tax rate for 2021. A reconciliation of the Company's provision for taxes determined by applying the federal and state statutory rate of 28% as of December 31, 2021 is as follow:

		Effective Tax Rate
Tax Computed at Statutory Rate	$220,989	28.00 %
Dividends Received Deduction	(4,911)	(0.01)%
PPP loan forgiveness and other permanent differences	(78,778)	(10.00)%
Total Statutory Income Taxes Incurred	$137,300	17.99 %

SUPPLEMENTAL INFORMATION

ACCESS FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1
For the year ended December 31, 2021

Total Stockholders' Equity from Statement of		
Financial Condition		3,936,605
Other (deductions or allowable credits)		
Less non-allowable assets		(1,489,033)
Add deferred tax liability		257,000
Net capital before haircuts on securities	$	2,704,572
Haircuts on securities pursuant to Rule 15c3-1		(280,055)
Haircuts on Money Market pursuant to Rule 15c3-1		(4,081)
Net capital	$	2,420,436
Net capital requirement		50,000
Excess net capital	$	2,370,436
Exc net cap @ 1000%(net cap-10% A.I		10,000
		2,360,436
Total aggregate indebtedness	$	1,274,788
Percentage of aggregate indebtedness to net capital		52.68%

This section only applicable if there are adjustments made
Reconciliation with Company's computation of Net Capital (included in Part II A of Form X-17A-5) as of December 31, 2021:

Net capital, as reported in Company's Part II A		
Unaudited Focus Report	$	3,994,804
Other operating adjustments		23,078
Adjustment to deferred tax liability		(123,900)
Adjustment to operating lease-right-of-use		838,788
Adjustment to operating lease liability		(843,596)
Adjustment for non-allowable assets		47,431
Net capital, per December 31, 2021 audit report	$	3,936,605

This section only applicable if there are adjustments made

Reconciliation with Company's computation of Aggregate Indebtedness (included in Part II A of Form X-17A-5) as of December 31, 2021:

Total Aggregate Indebtedness, as reported in Company's Part II A		
Focus Report	$	587,367
Adjustment to liabilities		687,421
Total Aggregate Indebtedness, per December 31, 2021 audit report	$	1,274,788

Sassetti
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Access Financial Group, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Access Financial Group, Inc. identified the following provision of the Securities Exchange Act of 1934 Rule 15c3-3(k) under which Access Financial Group, Inc. claimed an exemption from Rule 15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Access Financial Group, Inc. stated that Access Financial Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Access Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Access Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sassetti LLC

Oak Brook, Illinois
February 25, 2022

2107 Swift Drive, Suite 210, Oak Brook, IL 60523 • 708.386.1433 • www.sassetti.com

Exemption Report

Access Financial Group, Inc. (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R.§240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(ii)

Access Financial Group, Inc.

I, **Nancy Gorchoff,** swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________ **Dated** 1/26/2022

SUPPLEMENTAL REPORT

Sassetti

CERTIFIED PUBLIC ACCOUNTANTS

100 YEARS 1921 - 2021 A CENTURY OF EXCEPTIONAL SERVICE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders of
Access Financial Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Access Financial Group, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Boar (United States). We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sassetti LLC

Oak Brook, Illinois
February 25, 2022

AMMENDED NJG 2/24/2022

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

46065 FINRA
Access Financial Group, Inc.
118 N. Clinton Street
Suite 450
Chicago, IL 60661-2394

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Claudia Guzman 312-655-8214

2. A.	General Assessment (item 2e from page 2)	$2,904.54
B.	Less payment made with SIPC-6 filed (exclude interest) 07/23/2021 Date Paid	(1,578.27)
C.	Less prior overpayment applied	(0.00)
D.	Assessment balance due or (overpayment)	1,326.27
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	0.00
F.	Total assessment balance and interest due (or overpayment carried forward)	$1,326.27

G. PAYMENT: √ the box
Check mailed to P.O. Box [✓] Funds Wired [ ] ACH [ ]
Total (must be same as F above) $1,326.27

H. Overpayment carried forward $(____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Access Financial Group, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of February, 20 22.

Nancy Gorchoff -CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2021
and ending December 31, 2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$4,601,150
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	4,601,150
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	318,197
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	40,950
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ITS (TPA Letter) $2,305,644 (Deductions in excess of $100,000 require documentation)	2,305,644
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2,664,790
2d. SIPC Net Operating Revenues	$1,936,360
2e. General Assessment @ .0015	$2,905
	(to page 1, line 2.A.)

A C C E S S
FINANCIAL GROUP, INC.

February 24, 2022

Securities Investors Protection Corp.
Ms. Linda McKenzie Siemers
805 Fifteenth Street NW, Suite 800
Washington, D.C, 20005-2215

RE: Letter of explanation for Access Financial Group Deductions on 12/31/2021 SIPC 7 Calculation

Dear Ms. Siemers,

It was suggested by SIPC that we always include this letter as an explanation of our deductions of Funeral Home Accounting Fees from our SIPC calculation. Access Financial Group does participant record-keeping for funeral homes and cemeteries preneed trusts through its memorial record keeping division, Interment Trust Services (ITS). People prepay for their funerals and burial plots and pay this money to their funeral homes or cemeteries (FH/Cems). These FH/Cems need to put the funds in a funeral trust account. ITS/Access does participant detailed record-keeping for the FH/Cem accounts in three different types of accounting services. These will be described below.

1) Investment Advisory FH/Cem Accounts. For these accounts, Access does the investment management is paid an Investment Advisory Fee and receives NO commissions. This investment Advisory revenue is included in the calculation of revenue that SIPC receives a fee on. Access also receives an accounting fee on the NH trust that is not part of the Investment
Advisory Fee and therefore these fees been excluded from the SIPC calculation, as this portion of the business has nothing to do with investments.

2) Investment Management / Record-Keeping accounts. For these accounts, any investments purchased or sold through Access that generate commissions are included in the SIPC calculation, for which SIPC receives a fee. Any ITS Record-Keeping fees for accounting services from this group of FH/Cem accounts have been excluded from the SIPC calculation, as this portion of the business has nothing to do with investments.

3) TPA Only Accounts – Third Party Record-Keeping. For these accounts, Access has nothing to do with any of the investments, and receives a copy of the bank or trust statement from outside Banks to do accounting services. ITS/Access only performs a TPA/accounting service function and therefore excludes all revenues from this line of business from the SIPC calculation, as this portion of the business has nothing to do with investments.

A C C E S S
FINANCIAL GROUP, INC.

The revenue deductions are grouped as follows:

Investment Advisory Accounts: $0.00 Deductions
Third Party Record-Keeping (TPA) Only Accounts: $2,305,644 Deductions for Accounting Services

Please feel free to contact me if you have any questions.

Sincerely,

Nancy J. Gorchoff
Chief Financial Officer
Access Financial Group, Inc.
(312) 655-8211